Exhibit 12
LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
(Thousands of Dollars)

Income before interest charges and income taxes	$102,317	$84,727	$77,395	$84,684	$80,134
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,780	1,820	1,833	1,691	1,485
Total Earnings	$104,097	$86,547	$79,228	$86,375	$81,619

Interest on long-term debt	$23,161	$24,583	$24,583	$19,851	$22,502
Other Interest	2,383	2,269	5,770	10,363	11,101
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,780	1,820	1,833	1,691	1,485
Total Fixed Charges	$27,324	$28,672	$32,186	$31,905	$35,088

Ratio of Earnings to Fixed Charges	3.81	3.02	2.46	2.71	2.33